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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING               0-17436

                                 FORM 10-KSB                    CUSIP NUMBER
                                                                    517668
                     For Period Ended: December 31, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                     LAS VEGAS DISCOUNT GOLF & TENNIS, INC.
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                           Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                   5325 South Valley View Boulevard, Suite 10
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           Address of Principal Executive Office (Street and Number)

                           Las Vegas, Nevada 89118
                          ------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a new chief financial officer and due to the time it has taken him to familiarize himself with the Registrant's accounting records, he was unable to complete the necessary financial information in time to file the Form 10-KSB in a timely manner.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Jon D. Sawyer                 303/893-2300
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                (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report that during the year ended December 31, 1997, it had total revenues of approximately $5,308,000, a loss from continuing operations of $1,529,000, and a net income of $1,397,000. During the year ended December 31, 1996, the Company had total revenues of $10,798,000, a loss from continuing operations of $875,000 and a net loss of $945,000. The increase in net income was primarily due to the Company's sale of all but one of its retail stores and its wholesale operations and the sale by its subsidiary, Saint Andrews Golf Corporation, of its franchising business during the first quarter.
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                    LAS VEGAS DISCOUNT GOLF & TENNIS, INC.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                LAS VEGAS DISCOUNT GOLF & TENNIS, INC.

                                By:/s/ Chuck Martin
                                  Chuck Martin, Chief Financial Officer
Date: March 31, 1998
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]